Citigroup Managed Futures LLC
                         731 Lexington Avenue, 25th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:     Citigroup Diversified Futures Fund L.P.
        Supplement to Registration Statement on Form S-1
        File No. 333-117275

Ladies and Gentlemen:

     On behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act of 1933, as amended, a Supplement dated November 30, 2005 to the Partnership's prospectus dated June 30, 2005.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/ Daniel R. McAuliffe, Jr.
    ------------------------
    Daniel R. McAuliffe, Jr.
    Chief Financial Officer and
    Director

Enclosures

                                    Citigroup
                          Diversified Futures Fund L.P.
                                  November 2005

The redemption value for Citigroup Diversified Futures Fund L.P. was $965.48 per unit at the end of November, up 5.9% for the month and down 0.9% year to date.

The Fund posted strong performance for the month of November. The largest gains were made in currencies, metals and stock index markets. Offsetting a portion of these gains were losses in the interest rate sector. Results in energy and agricultural trading were mixed for the month.

Currency trading was the most profitable sector as the U.S. dollar continued to strengthen against the Euro and the Yen. Continued dollar strength was attributed to the U.S. economy expanding faster than Europe and Japan causing increasing interest rate differentials benefiting long U.S. dollar positions. Both precious and base metals continued to rally favorably for the advisors' positions. Gold prices advanced on heightened global inflation concerns, while copper, aluminum and zinc prices climbed as Asian demand was projected to remain robust while supplies appeared constrained. Stock index trading was profitable as equity markets were generally bullish. Long positions generated gains as the strong dollar, declining energy prices and robust economic data drove stocks higher. Trading in agricultural markets was positive for the month with gains made in grains, softs and livestock. Additionally, trading in the energy sector generated a small gain as prices of crude oil and heating oil declined favorably to advisors' positions but these profits were largely offset by losses in natural gas trading.

Some of the profits earned during November were offset by losses in interest rate trading as short positions incurred losses as bonds rallied on signs that the economy may be cooling leading the market to speculate that rate hikes could be nearing an end.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Consultant.

As of November 31, 2005, advisors to the Fund are AAA Capital Management, Inc., Aspect Capital Limited, Capital Fund Management S.A., Drury Capital, Inc., Graham Capital Management L.P., John W. Henry & Company, Inc., Willowbridge Associates Inc., and Winton Capital Management Limited.


Note From General Partner:

Effective as of January 1, 2006, the Fund's monthly asset based fees will be calculated at a rate of 1/12 of the applicable annual fee rate, rather than by a ratio of days in a month over days in the year. This change in calculation method may result in differences in the amount of fees paid in a given month, but the general partner expects that such variances will be minor over the course of a year.

Citigroup Managed Futures LLC

                                    Citigroup
                          Diversified Futures Fund L.P.
                                Account Statement
                           For the Period November 1,
                            Through November 30, 2005

                                                       Percent
                                                     of Average
                                                     Net Assets
                                                     -----------
Realized gains from trading            $28,104,849       3.24%
Change in unrealized gains/losses
     from trading                       28,913,470       3.33
                                       -----------      -----
                                        57,018,319       6.57
Less, Brokerage commissions
     and clearing fees ($338,552)        4,709,887       0.54
                                       -----------      -----

Net realized and unrealized gains       52,308,432       6.03
Interest Income                          2,110,175       0.24
                                       -----------      -----
                                        54,418,607       6.27
Less, Expenses:
     Management fees                     1,439,122       0.17
     Incentive fees                      2,838,376       0.33
     Other expenses                         38,346          -
                                       -----------      -----
                                         4,315,844       0.50
                                                        -----
Net income                              50,102,763       5.77%
                                                        =====

Additions (12,139.6221 L.P. units
at October 31, 2005 net asset
value per unit of $911.89)              11,070,000
Redemptions (18,388.2545 L.P. units
at November 30, 2005 net asset
value per unit of $965.48)             (17,753,492)
                                       -----------
Increase in net assets                  43,419,271
Net assets, October 31, 2005           841,083,683
                                       -----------
Net assets, November 30, 2005         $884,502,954
                                       ===========
Net Asset Value per unit
  ($884,502,954 / 916,225.9225 Units)       $965.38
                                             ======
Redemption value per unit  (Note 1)         $965.48
                                             ======

Note 1: For the purpose of a redemption, any accrued liability for reimbursement of offering and organization expenses will not reduce Net Asset Value per Unit. As a result, the reported redemption value per unit is $965.48.

The net asset value per unit of $965.38 is reflective of charging offering and organizational expenses against the initial capital of the fund and is reported for financial reporting purposes only.

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.

   By:  Daniel R. McAuliffe, Jr.
        ---------------------------
        Daniel R. McAuliffe, Jr.
        Chief Financial Officer and Director
        Citigroup Managed Futures
        General Partner, Citigroup
        Diversified Futures Fund L.P.